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                 [Greater Atlantic Financial Corp. Letterhead]


April 6, 2007


VIA EDGAR
---------

William C-L Friar
Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0408

Re:      Greater Atlantic Financial Corp
         Form 10-K for the period ended September 30, 2006, filed February 2, 2007
         File Number 0-26467

Dear Mr. Friar:

         This is in reply to your letter of March 23, 2007, providing comments with respect to the subject filing. For your convenience in reviewing this matter, we have set forth your comment followed by our response.

Comment:
General
-------
     1. We note that this Form 10-K and the Form 10-Q for June 30, 2006 were filed significantly late. Every effort should be made to file all reports timely in the future.

Response:
         We understand the importance of filing our reports in a timely matter and fully expect to file all reports timely in the future.

Comment:
     2. We noted that the June 30, 2006 Form 10-Q filed January 12, 2007, is reflected on the EDGAR system as being for the period ended September 30, 2006. Please have this corrected.

Response:
         The EDGAR system was corrected on March 26, 2007, to reflect the correct period end of June 30, 2006, for the Company's June 30, 2006 10-Q filing.

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Comment:
     3. We note from your Form 8-K for February 21, 2007, that the Company's shares have been delisted from the Nasdaq Global Market and that trading on that system ended on February 22, 2007. Please disclose in a prompt manner how the Company's shares are currently traded and any material impact of this on current shareholders. Also, disclose any plans or lack of plans for changing this trading situation. Please provide us with your expected disclosure.

Response:
         In response to your comment, Greater Atlantic Financial Corp. intends to make the following disclosure to be filed under cover of a Form 8-K.

Item 8.01 - Other Events.

         As previously reported in a Current Report on Form 8-K filed on February 21, 2007, the Company's common stock was delisted from the Nasdaq Global Market effective February 22, 2007. Since delisting, the common stock has been quoted and eligible for trading on the Pink Sheets Electronic Interdealer Quotation and Trading System, commonly known as the "Pink Sheets," under the symbol "GAFC.PK." In view of the limited trading activity in the common stock while the common stock was listed on the Nasdaq Global Market, the Company does not believe that the delisting of the common stock will have a material adverse effect on the Company's shareholders. The Company has no current plans or intention to re-apply to list its common stock on the Nasdaq Stock Market.

Comment:
     4. We note your disclosure relating the Company's failure to maintain a well capitalized status and the required suspension of dividends, the control and procedures failures discussed on page 48 and your internal failure to meet net interest income sensitivity measures, discussed on page 40. Please refer to the requirements on Item 303 of Regulation S-K relating to disclosure in the MD&A of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on your liquidity, capital resources, or results of operations. If you are aware of any current order, agreement, recommendations or understandings with a regulatory agency which, if implemented, would have such an effect, please disclose that fact and the nature of the changes contemplated. Disclose the steps you have taken to implement those recommendations and the extent to which such implementation has been accomplished. If you believe that the issues raised would not have a material impact, please supplementally tell us the nature of each such matter and the basis for your belief that disclosure is not required.


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Response:
         There are currently no orders, agreements, recommendations or understandings with our regulatory agency, which, if implemented, would affect our liquidity, capital resources, or results of operations. However, as a result of recording losses of $ 5.6 million during the year ended September 30, 2006, the Bank ceased to be considered a well capitalized institution and is now considered to be an adequately capitalized institution. As an adequately capitalized institution, the Bank cannot issue brokered certificates of deposit without OTS or FDIC permission. We do not believe that limitation will have a material impact on the Bank's operations.

Comment:
Business, page 3
----------------
     5. Either here or in the MD&A section please disclose in your next appropriate filing and in future filings management's understanding as to the reasons for the ongoing net losses from continuing operations. What is required is a clear description, discussion and analysis of the root causes of your situation. Also, disclose what management is doing and intends to do to achieve profitable operations and indicate how long management believes it may take to achieve profitability. Please take into account in this analysis the local economy and its impact on your operations.

Response:
         When preparing our next filing we will describe the reasons for the ongoing net losses from continuing operations and what the intentions of management are to achieve profitability. In so doing, we will take into consideration the local economy and its impact on our operations.

Comment:
     6. Related to the above comment, please disclose not only the primary reasons for changes in financial condition, but also the underlying reasons, and relate the consequences of the situation to your overall condition. Currently, the disclosure in your filing relating to operations is largely generic and without significant analysis for an investor to understand how management views Company operations and the economic and business environment. For example, please explain the dynamics of your declining deposit base. Your general market area is wealthy and growing, so it is unclear why your deposits are declining. Include, if warranted, a discussion of your specific market for deposits, the interest rates you are offering verses those of your competitors and any other significant market factors. Also, discuss the consequences of this decline on your need for higher priced funding sources and the impact on income. Further, for example, we note that non-performing assets decreased between 2006 and 2005. In future reports discuss the reasons why management believes that the percentage decreased.


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Response:
         In future filings we will discuss more fully the primary reasons for changes in our financial condition and the consequences of those increases or decreases and how they may impact our income and respond to the matters outlined in your comment.

Comment:
     7. Given your concentration on construction lending, where appropriate in future filings, describe more fully, with quantification, the construction market in the Washington, DC metropolitan area over the past several years and describe any recent material changes to that industry. Also describe the overall market economy including population growth and per capita income information.

Response:
         In future filings we will describe more fully the construction market in the Washington, D.C. metropolitan area in recent years and any material changes to that industry.

Comment:
Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 30
----------------------

Financial Condition, page 33
----------------------------
General
-------
     8. Please revise your discussion in future filings to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net interest margin. For example, we note your disclosure in the table on page 36 that changes in net interest income for the periods presented were driven primarily by changes in rate rather than volume. Revise your disclosure to discuss any known trends in interest rates, loans, investments, deposits and borrowings. Explain how those trends have impacted your net interest margin and discuss your expectations for the future. Refer to Item 303(A)(3)(ii) of Regulation S-K. Provide us with your proposed future disclosure.

Response:
         The interest rate environment has been a difficult one for most financial institutions. With short-term rates close to or at times even higher than long-term rates, the prospects of expanding interest rate spread and net interest margin has been difficult at best. The increase in net interest income is attributable to higher interest income from higher yielding loans funded with cash flows from lower yielding securities. The higher interest income was offset somewhat by higher interest expenses for deposits and borrowings. We expect the interest rate environment to remain challenging and we believe it will continue to have an impact on our net interest margin and net interest rate spread.


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We also believe, however, that our strategy of changing the balance sheet from one more wholesale-like, as reflected in the Company's decline in relying on brokered and internet deposits, to one which is more retail-like will benefit us over time. We believe that change will position us to realize a benefit when the interest rate environment improves. If market interest rates were to rise, given our asset sensitivity position, we would also expect our net interest margin to improve. However, in a declining rate environment our spread would decline and our net interest income would decrease. The Bank continues to monitor the markets and its interest rate position to alleviate any material changes in net interest margin.

Comment:
Liquidity and Capital Resources, page 46
----------------------------------------
     9. We note your disclosure that the Bank's primary sources of funds include mortgage-backed and investment securities. Please revise your future filings to quantify the fair values of available-for-sale securities with unrealized loss positions that you have the intent and ability to hold until you recover at least your investment. Quantify your estimate of the period of time until this recovery. Provide us with your proposed future disclosure.

Response:
         All of our securities are classified as either available for sale or held to maturity. The best information available to us on our investment portfolio is obtained from various third party brokerage firms and we believe our filings fairly quantify the value of those securities. These are debt securities that pay principal and interest monthly to maturity at such time as principal is repaid. The fluctuation in value of our portfolio is due to changes in market rates not the credit quality of the issuer. The Company has the ability and the liquidity to hold those securities until such time as the value recovers or the securities mature.

Comment:
Consolidated Financial Statements, page 59
------------------------------------------

Consolidated Statements of Operations - page 62
-----------------------------------------------
     10. We note your disclosure on page 88 that your derivative instruments do not meet the hedge accounting requirements under SFAS 133. We also note your disclosures on pages 34 and 42 that the increases in net interest margin during 2005 and 2004 resulted (in Part) from payments made on certain interest rate swap and cap agreements. Please note that realized gains and losses, represented by the periodic or final cash settlements from economic hedges, should not be netted with revenue or expense lines associated with the related exposure. We believe the presentation described above is essentially a form of synthetic instrument accounting from an income statement perspective. In future filings, reclassify these gains and/or losses into non-interest income for all periods presented. Revise your MD&A and yield tables as necessary. Refer to the December 11, 2003 speech by SEC Staff (Gregory Faucette): "2003 Thirty-First AICPA National Conference on Current SEC Developments" on our website at www. sec.gov.

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Response:
         In future filings we will combine both the periodic cash payments under the caps and swaps and the change in fair value into one line under non-interest income in our financials and reclassify the same for all periods presented.

Comment:
Note 1.  Summary of Significant Accounting Policies
---------------------------------------------------

Principles of Consolidation, page 66
------------------------------------

     11. We note your disclosure that the consolidated financial statements include the accounts of Greater Atlantic Capital Trust I. We also note your disclosure on page 89 that this subsidiary was deconsolidated in 2004 in accordance with FIN 46-R. Please revise these disclosures in future filings for consistency. Provide us with your proposed future disclosure.

Response:
         Greater Atlantic Financial Corp. expects to make the following disclosure.

Footnote 1. Summary of Significant Accounting Policies

Principles of Consolidation

         The consolidated financial statements include the accounts of GAFC and its wholly owned subsidiaries, GAB and GAMC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Footnote 22. Junior Subordinated Debt Securities

         On March 20, 2002, Greater Atlantic Capital Trust I (the, "Trust"), a Delaware statutory business trust, in which the Company owns all of the common equity issued $9.6 million aggregate liquidation amount (963,038 shares) of 6.50% cumulative preferred securities maturing on December 31, 2031, with an option to call on or after December 31, 2003. Conversion of the preferred securities into the Company's common stock may occur at any time on or after 60 days after the closing of the offering. The Company may redeem the preferred securities, in whole or in part, at any time on or after December 31, 2003. Distributions on the preferred securities are payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning on June 30, 2002. The Trust also issued 29,762 common securities to the Company for $297,620. The proceeds from the sale of the preferred securities and the proceeds from the sale of the trust's common securities were utilized to purchase from the Company junior subordinated debt securities of $9,928,000 bearing interest of 6.50% and maturing December 31, 2031. The Company has fully and unconditionally guaranteed the preferred securities along with all obligations of the trust related thereto. The sale of the preferred securities yielded $9.3 million after deducting offering expenses.

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         To comply with FIN46, the trust preferred subsidiary was deconsolidated in 2004, and the related securities have been presented as obligations of the Company and titled "Junior Subordinated Debt Securities" in the financial statements.

           On December 19, 2006, the Company issued a news release announcing that the first quarter distribution of Greater Atlantic Capital Trust I 6.50% Cumulative Convertible Trust Preferred Securities scheduled for December 31, 2006, as well as future distributions on the Trust Preferred Securities, will be deferred.

           The announcement by the Company follows advice received by Greater Atlantic Bank from the Office of Thrift Supervision that it would not approve Greater Atlantic Bank's application to pay a cash dividend to the Company.

           Accordingly, the Company exercised its right to defer the payment of interest on its 6.50% Convertible Junior Subordinated Debentures Due 2031 related to the Trust Preferred Securities, for an indefinite period (which can be no longer than 20 consecutive quarterly periods).

Comment:
Notes to Consolidated Financial Statements
------------------------------------------

Note 12.  Income Taxes, page 80
-------------------------------

     12. We note you have provided a valuation allowance for approximately 65% and 45% of your deferred tax asset balance as of September 30, 2006 and September 30, 2005, respectively. We also note you incurred net losses for the twelve months ended September 30, 2006, 2005 and 2004 and for the three months ended December 31, 2006. In light of your past and continuing net losses, please tell us how you determined you will have sufficient taxable income available in future periods to realize the portion of deferred tax assets not provided for and justify why a full valuation allowance was not required for the periods presented. Refer to paragraphs 21-26 of SFAS No. 109.

Response:
         We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates, which are inherently subjective, are reviewed on a continual basis by management as regulatory and business factors change. In assessing the realization of the deferred tax asset, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management's taxable income projections in 2006 was based in part, upon hiring an investment banking firm to find various strategic alternatives for the Company and the impact those strategies, along with the closing of our subsidiary mortgage corporation and elimination of


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its ongoing losses, would have on the future operations of the Company. The investment banking firm was hired in early 2006 and one of their strategies, with which management concurred, was the sale of branches. The initial analysis assumed the sale of only two locations that was subsequently expanded by management to three locations which provided the greatest financial benefit and still produced a viable banking enterprise. The resulting gains from the sale of those branches, based on pricing provided by that firm, the reduced operating expenses as a result of those sales, and the elimination of the losses incurred by the mortgage corporation through its closing, lead management to conclude that a portion of the net deferred tax asset would be realized.

Comment:
Note 13.  Commitments and Contingencies, page 82
------------------------------------------------
     13. We note your disclosure regarding the Demand for Arbitration filed by the former manager of GAMC and the related $500,000 accrual as of September 30, 2006. Please provide us with the following additional information concerning this contingency:

         o    The total damages alleged at each balance sheet date;
         o The total claims pending, filed, dismissed, settled at each balance sheet date;
         o    An estimate of the possible loss or range of loss.

         Refer to SAB Topic 5:Y, Item 103 of Regulation S-K and SFAS No. 5, paragraph 8-11.

Response:
           As previously reported in a Form 8-K filed on September 8, 2006, the Company announced that a Demand for Arbitration before the American Arbitration Association was filed against the Company, the Bank, GAMC, and Carroll E. Amos, President and Chief Executive Officer of the Company and the Bank. The Demand for Arbitration was filed by Stamm Mortgage Management, Inc. ("Stamm Mortgage") and T. Mark Stamm, President of Stamm Mortgage in connection with the Management Agreement among Stamm Mortgage, the Bank, and GAMC that governed the management of GAMC by Stamm Mortgage before the Bank terminated the operations of GAMC earlier this year, and certain aspects of the Company's public disclosures of that event. At September 30, 2006, the total damages alleged were $9.6 million for breach of contract and $1.0 million in compensatory damages and $350,000 in punitive damages for defamation.

         On December 29, 2006, counsel for the Company, the Bank, GAMC and Mr. Amos filed an Answering Statement and Counterclaim in Arbitration. In, January 2007, the parties entered into negotiations looking toward a mutually acceptable and amicable resolution of their claims. The Company established a probable loss of $500,000 to settle


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the litigation and since our 10-K had not been filed in accordance with SFAS No.
5, paragraph 8 the Company recorded the probable loss. On February 9, 2007, the parties entered into a mutual release resolving any and all related claims and controversies between the parties and obviating the need for all further arbitration and legal proceedings.

Comment:
Note 21.  Segment Reporting, page 88
------------------------------------

     14. Please provide the following related to your impairment charge for long -lived assets taken during 2006:

         o A description of the impaired long-lived assets and the facts and circumstances leading to the impairment;
         o   The method or methods for determining the fair value; and
         o The segment in which the impaired long-lived assets is reported under SFAS No. 131.

         Refer to paragraph 26 of SFAS No. 144.

Response:
         The long-lived assets consisted of various prepaid accounts, rental escrows and fixed assets. The mortgage banking activities, to which the mortgage banking segment applied, where discontinued effective March 29, 2006 with the probability weighted approach used as the method for determining the fair value.

         In responding to your comments, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ David E. Ritter

David E. Ritter
Senior Vice President and
Chief Financial Officer



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